

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Theodore Dinges
Manager
Amazon Gold, LLC
9001 E. San Victor Drive, Unit 1002
Scottsdale, AZ 85258

> **Re: Amazon Gold, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed November 22, 2021**
> **File No. 024-11587**

Dear Mr. Dinges:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Objectives and Strategy, page 20

1. We note your response to prior comment 1 and issue in part. We note your revised disclosure on page 21 that the Company projects each pre-sell-buy-sell transaction to "net" the Company approximately 1-2%. Please revise throughout your filing to clarify that your projections are not based on your historical operations and are aspirational in nature due to your limited operations to date. Also provide a reasonable basis and explain to us how you have assumed a "Preferred Rate of 12%." Refer to Part II(b) of Form 1-A.

2. We note the new disclosure that you intend on growing your business in the United States and Canada. Please tell us whether you intend on exporting any gold products from Brazil.

Plan of Operations, page 21

3.	On page 21 you refer to Banco Paulista as a "licensed, qualified and authorized financial institution" and your disclosure suggests that this financial institution may purchase your gold products. Please remove the reference to "Banco Paulista" or file the purchase agreements with such entity as exhibits with your offering statement.

General

4.	Please file as an exhibit a current consent of your auditor, as the version you filed is dated as of July 12, 2021.

	Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

								Sincerely,

								Division of Corporation Finance
								Office of Energy & Transportation

cc:	Wallace Glausi